December 5, 2011
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ormat Technologies, Inc.
CIK: 0001296445
Form Type: S-3
File Number: 333-177838
Ladies and Gentlemen:
Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Ormat Technologies, Inc. (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-3, together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2011. Pursuant to the Registration Statement, the Company proposed to register senior debt securities, subordinated debt securities, common stock, par value $.001 per share, (including associated preferred share purchase rights), warrants and units of the Company (the “Securities”) as may from time to time be issued at indeterminate prices.
The Registration Statement is being withdrawn because shortly after filing the Registration Statement on November 9, 2011, the Company became aware of the fact that it may not have satisfied the registrant requirements under general instructions I.A.3(b) of Form S-3 because it was late in filing one Exchange Act Report. That late report was an amendment of the Item 5.07 Current Report on Form 8-K (which it timely filed on May 5, 2011) to report its decision to follow the advisory vote of its shareholders concerning the frequency of shareholder votes on executive compensation, as required by Item 5.07(d) of Form 8-K. On November 21, 2011, the Company requested that the Staff of the Division of Corporation Finance confirm that the late filing of the amendment would not affect the Company’s eligibility to use Form S-3 for the Registration Statement. On December 1, 2011, the Staff informed Chadbourne & Parke LLP, counsel to the Company, that it had denied the Company’s request. The Company is therefore withdrawing the Registration Statement. No Securities have been sold pursuant to the Registration Statement.
The Company understands that the application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed unless, within 15 calendar days after the application is filed, the Commission notifies the Company that the application for withdrawal will not be granted.
ORMAT TECHNOLOGIES, INC.
6225 Neil Road • Reno, NV 89511-1136 • Telephone: (775) 356-9029 • Facsimile: (775) 356-9039

The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.
If you have any questions regarding this request for withdrawal, please contact Noam Ayali (202-974-5600) or Charles E. Hord (212-408-5100) of Chadbourne & Parke LLP, counsel for the Company.
Very truly yours,
ORMAT TECHNOLOGIES, INC.

By:	/s/ Joseph Tenne
Joseph Tenne
Chief Financial Officer
VIA EDGAR

cc:	Scott Anderegg, Esq., Securities and Exchange Commission
Yehudit Bronicki, Chief Executive Officer, Ormat Technologies, Inc.
Noam Ayali, Esq., Chadbourne & Parke LLP
Charles E. Hord, Esq., Chadbourne & Parke LLP

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